Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description sets forth certain material terms and provisions of the securities of Custom Truck One Source, Inc. (the “Company,” “we,” “us” or “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, which are incorporated herein by reference. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

As of March 1, 2022, we had two classes of securities registered under the Exchange Act: our common stock (the “common stock”), par value $0.0001 per share and warrants (the “warrants”) to purchase shares of our common stock.
General

Common Stock

Our certificate of incorporation authorizes the issuance of 500,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Holders of common stock do not have any conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the common stock.
The rights, preferences and privileges of the holders of common stock are subject to those of the holders of any shares of preferred stock we may issue in the future.
Preferred Stock

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock (the "preferred stock") par value $0.0001 per share, with such designations, rights and preferences as may be determined from time to time by our board of directors. Subject to limitations prescribed by law, the board of directors is authorized at any time to:
•issue one or more series of preferred stock;
•determine the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock;
•determine the number of shares in any series; and
•determine the terms with respect to the series of preferred stock being offered, which may include (without limitation) the following:
◦determine whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;
◦determine the dividend rate or method for determining the rate;
◦determine the liquidation preference per share of that series of preferred stock, if any;
◦determine the conversion provisions applicable to that series of preferred stock, if any;
◦determine any redemption or sinking fund provisions applicable to that series of preferred stock;
◦determine the voting rights of that series of preferred stock, if any; and
◦determine the terms of any other powers, preferences or rights, if any, and the qualifications, limitations or restrictions thereof, applicable to that series of preferred stock.
The preferred stock, when issued, will be fully paid and nonassessable.
Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, unless otherwise provided by our certificate of incorporation. Our bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the issued and outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, our bylaws, our certificate of incorporation or our Stockholders’ Agreement (as defined below). There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.
Liquidation Rights

If the Company is involved in a consolidation, merger, recapitalization, reorganization, voluntary or involuntary liquidation, dissolution or winding up of affairs, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Warrants

Our warrants are issued under the Amended and Restated Warrant Agreement, dated as of July 31, 2019 between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The following summary of certain provisions relating to our warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Amended and Restated Warrant Agreement. Each of our outstanding warrants is exercisable for one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below. The warrants will expire at 5:00 p.m., New York City time, July 31, 2024, or earlier upon redemption or liquidation.
We may call the warrants for redemption (excluding certain private warrants that continue to be held by the original holders (or permitted transferees) holding such private warrants as of the date of any such redemption), in whole and not in part, at a price of $0.01 per warrant,
•at any time while the warrants are exercisable;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder;
•if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders; and
•if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.
The warrants will be forfeited unless exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.
If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock of the Company underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” will mean the average reported last sale price of the shares of our common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of shares of our common stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.
The private warrants (including the common stock issuable upon exercise thereof) will not be redeemable by us and may be exercisable for cash or on a cashless basis so long as they are held by the initial holders or their permitted transferees. The holders of the private warrants agreed to additional transfer restrictions relating to its common stock pursuant to the Stockholders’ Agreement. Otherwise, the private warrants have terms and provisions that are identical to those of the public warrants. If the private warrants are held by holders other than the initial holders thereof or their permitted transferees, the private warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants. If holders of the private warrants elect to exercise them on a cashless basis, they will pay the exercise price by surrendering his, her or its private warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the private warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date of exercise.
The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of our common stock or any voting rights unless and until they exercise their warrants and receive shares of common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share of common stock held of record on all matters to be voted on by stockholders.
Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of our common stock outstanding immediately after giving effect to such exercise.
No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share of common stock, we will, upon exercise, follow the requirements of the DGCL.
Certain Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation

We have certain anti-takeover provisions in place as follows:
Staggered Board of Directors

Our certificate of incorporation provides that our board of directors is classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings. Furthermore, because the board is classified, directors may be removed only with cause by a majority of our outstanding shares.
Special Meeting of Stockholders

The DGCL provides that special meetings of our stockholders may be called by the board of directors. Our certificate of incorporation provides that, at any time when Platinum Equity Advisors, LLC (“Platinum”) and its affiliates collectively beneficially own, in the aggregate, at least 5% in voting power of the stock of the Company entitled to vote generally in the election of directors, the Chairman of the our board of directors shall call a special meeting of stockholders at the request of Platinum from time to time.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding general meeting of stockholders (except that, with respect to Platinum’s nomination of directors, the reference to 90 days shall be 45 days); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the day occurring 90 days prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made. Such notice also must fulfill certain information requirements with respect to the stockholder delivering such notice and the matter proposed (or director candidate nominated) of which Platinum is partially exempt. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before the general meeting of stockholders or from making nominations for directors at our general meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum Selection

Our certificate of incorporation requires, to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction (such as in the case of claims brought to enforce any liability or duty created by the Exchange Act, in which case federal courts have exclusive jurisdiction), the federal district court for the District of Delaware or other state courts of the State of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. This exclusive forum provision applies to state and federal law claims brought by stockholders (including claims pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act), although stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable. Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Business Combinations with Interested Stockholders

Our certificate of incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation contains provisions that will have a similar effect to Section 203, except that the certificate of incorporation provides that (i) Platinum; (ii) Energy Capital Partners, LLC, Energy Capital Partners II, LLC, Energy Capital Partners III, LLC, Energy Capital Partners Mezzanine, LLC, Energy Capital Partners IV, LLC, Energy Capital Partners Credit Solutions II, LLC, ECP ControlCo, LLC, Energy Capital Partners Holdings, LP, ECP Feeder, LP, and ECP Management GP, LLC; (iii) Capitol Acquisition Management IV LLC and Capitol Acquisition Founder IV LLC (collectively, “Capitol”); and (iv) Blackstone Management Partners L.L.C. (“Blackstone”) and their respective direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of the Company’s voting stock owned by them, and accordingly will not be subject to such restrictions.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Stockholders’ Agreement

We are party to an Amended and Restated Stockholders’ Agreement (the "Stockholders' Agreement") dated April 1, 2021 with certain affiliates of Platinum, Capitol, Blackstone, and Energy Capital Partners ("ECP").

The Stockholders’ Agreement provides that so long as Platinum beneficially owns 50% or more of our common stock, Platinum has the right to designate up to seven nominees for the election to our board of directors, three of which are required to be independent directors. In addition, while Platinum beneficially owns 50% or more of the outstanding shares of our common stock, the Stockholders’ Agreement does not restrict Platinum from nominating additional directors and soliciting stockholders outside of the Company’s proxy statement, subject to the rights of the other parties to the Stockholders’ Agreement. Each Platinum designee director who is not an independent director will have two votes on our board of directors. For so long as Platinum beneficially owns less than 50% but more than 30% of our common stock, Platinum will have the right (but not the obligation) to designate any number of directors, who are not independent directors, having one or two votes each, so long as the total number of votes of all such designees does not exceed the total number of votes constituting a majority of all votes of all directors minus one. The number of designees who are not independent directors that Platinum is entitled to nominate decreases from four to one, and such director’s voting power decreases to one vote, if Platinum beneficially owns less than 30% but more than 4.5% of our common stock. All such rights to designate nominees, including independent directors, shall cease if Platinum fails to beneficially own more than 4.5% of our common stock.

The Stockholders’ Agreement further provides that (i) ECP will have the right to designate one nominee for the election to our board of directors so long as each beneficially owns at least 4.5% of our common stock, (ii) Capitol will have the right to designate one nominee for the election to our board of directors so long as it beneficially owns at least 50% of the common stock it held as of the April 1, 2021 and (iii) the chief executive officer of the Company shall hold a seat on our board of directors.

While Platinum beneficially owns 30% or more of our common stock and is the largest stockholder in the Company, Platinum, in its capacity as stockholder, will have consent rights over the following actions of the Company or any of its subsidiaries:
•entering into or effecting a change in control;
•entering into agreements providing for the acquisition or divestiture of assets or equity security of any person, with aggregate consideration in excess of $50 million;
•entering into any joint venture or similar business alliance having a fair market value in excess of $50 million;
•any liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding;
•any material change in the nature of the business;
•share repurchases, except for repurchases pursuant to a repurchase plan or certain repurchases from employees which are approved by our board of directors;
•declaration of dividends or reclassification of equity securities or securities convertible into equity securities;
•incurrence of indebtedness for borrowed money in an aggregate principal amount in excess of $50 million, other than borrowings under the existing revolving credit facility;
•granting of security interests or guaranties other than in the ordinary course;
•terminating or hiring the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer;
•amendment of our certificate of incorporation or bylaws;
•designation of any class of stock;

•any issuance of equity securities or rights to acquire equity securities, other than equity issued pursuant to employee equity plans that shall have been approved by the our board of directors;
•establishment or change of employee incentive plans;
•changes to accounting policies other than required in accordance with generally accepted accounting principles, and any material tax elections;
•hiring or terminating of principal outside counsel or auditor; and
•entering into any contracts not specifically listed above involving aggregate payments to or by the Company in excess of $50 million per annum.

Pursuant to the terms of the Stockholders’ Agreement, certain shares of common stock held by ECP and Capitol continue to be designated “Earnout Shares” and such Earnout Shares are subject to restrictions on (i) transfer of such shares of common stock and (ii) forfeiture of such shares of common stock tied to both time and performance that the other shares of common stock are not subject to.

If, at any time while Platinum beneficially owns more than 50% of the common stock, Platinum receives a bona fide offer from a third party to purchase or otherwise desires to transfer shares of common stock to a third party on arm’s length terms, including shares of common stock owned by ECP, Capitol or certain members of management of the Company (the “Drag Shares”), and (i) such sale proposal, if consummated, would result in a change in control of the Company (taking into account all Drag Shares), (ii) such sale proposal does not involve the transfer of Drag Shares to Platinum or an affiliate of Platinum and (iii) in such sale proposal, if consummated, Platinum would receive the same form of consideration as the other stockholders in the Company (a “Required Sale”), then Platinum may deliver a written notice with respect to such sale proposal at least 10 business days prior to the anticipated closing date of such Required Sale to ECP or Capitol and the applicable members of the Company’s management requiring them to sell or otherwise transfer their shares of common stock to the proposed transferee.

For a period of 18 months following April 1, 2021 (the “Lockup Period”), Platinum may not transfer any of its shares of common stock other than pursuant to the following exceptions:
•in the context of customary permitted transfers;
•upon unanimous approval by the our board of directors;
•upon approval by ECP (while it owns 5% or more of common stock, and in such capacity a “Qualifying Shareholder”); or
•in the context of a transaction that results in a price of $8.00 per share or more (the “Trigger Price”).

In addition, during the Lockup Period, Platinum shall not vote any of its shares of common stock for any change of control transaction (which shall include any take-private transaction involving Platinum) other than pursuant to the following exceptions:
•with the consent of the Qualifying Shareholders;
•upon unanimous approval by the our board of directors; or
•in the context of a transaction at or above the Trigger Price, provided that the consideration received by ECP and Capitol consists of either cash or publicly traded securities.

In the event of one or multiple follow-on offerings that close at or above the Trigger Price during the Lockup Period, for the first $200 million of aggregate proceeds sold (the “First Tranche”), each Qualifying Shareholder, alongside Platinum, shall have the right to sell up to one third of the First Tranche (Platinum and each Qualifying Shareholder may sell proportionally more to the extent a Qualifying Shareholder doesn’t participate in such transaction up to a third). Capitol will have the right to participate alongside ECP (on a pro rata basis) within ECP’s allocable portion of the First Tranche. For any amount raised at or above the Trigger Price in addition to the First Tranche during the Lockup Period, Platinum, Capitol and each Qualifying Shareholder shall participate on a pro rata basis.

Any acquisition proposal by Platinum (or an affiliate thereof) or any acquisition in which Platinum does not receive the same form of consideration as the other stockholders of the Company will, in each case, require approval by both (i) a majority of the disinterested directors or a special committee of independent directors and (ii) while ECP owns 5% or more of the shares of common stock on a fully diluted basis (calculated using the treasury stock method), a majority of the Company’s stockholders that are independent of Platinum and otherwise disinterested.

Platinum, ECP, and Capitol will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the shares of common stock held by them, subject to certain conditions set forth therein.
The Company agreed to certain indemnification rights for the benefit of Platinum, ECP, Capitol, and certain of their representatives and affiliates in connection with their purchase or ownership of Company equity interests or their involvement in litigation in their capacity as a stockholder of the Company (or as a representative or affiliate of any of Platinum, ECP, or Capitol as the case may be).